Filed Pursuant to Rule 424(b)(2)
File No. 333-180728

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated August 4, 2014 PRICING SUPPLEMENT No. 448 dated August , 2014 (To Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012)

Wells Fargo & Company Medium-Term Notes, Series K
Step-Up Callable Notes Notes due August 19, 2031
■	Quarterly interest payments

■	The per annum fixed rate of interest payable on the notes will increase during the term of the notes:

	Years 1-5:	3.25%
	Years 6-10:	3.75%
	Years 11-15:	4.50%
	Year 16-17:	5.75%

■	Redeemable quarterly by Wells Fargo & Company at par after 5 years

■	You should not expect to earn the higher stated interest rates described above because, unless general interest rates rise significantly, the notes are likely to be redeemed

■	If not redeemed by Wells Fargo & Company, term of approximately 17 years

■	Survivor’s option

■	All payments on the notes are subject to the credit risk of Wells Fargo & Company; if Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment

■	No exchange listing; designed to be held to maturity

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo & Company and all payments on the notes are subject to the credit risk of Wells Fargo & Company. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000.00	$20.00	$980.00
Total

(1)

The agent discount will not be more than $20.00 per note. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

Step-Up Callable Notes

Notes due August 19, 2031

Investment Description

The Notes due August 19, 2031 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated April 13, 2012 and prospectus dated April 13, 2012 for additional information about the notes. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012 filed with the SEC on April 13, 2012:

http://www.sec.gov/Archives/edgar/data/72971/000119312512162780/d256650d424b2.htm

Investor Considerations

We have designed the notes for investors who:

¡	seek a fixed income investment with an interest rate that increases to, but not above, the preset rates during the term of the investment;

¡

seek current income of at least 3.25% per annum (the interest rate applicable for the first through fifth years) and at an interest rate in excess of 3.25% in the sixth through seventeenth years, subject to our right to redeem the notes after five years;

¡	understand that the notes may be redeemed by Wells Fargo after five years;

¡	are willing to hold the notes until maturity; and

¡	seek an investment with a survivor’s option.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect interest rates to increase beyond the interest rates provided by the notes;

¡	prefer the certainty of investments without an optional redemption feature; or

¡	are unwilling to accept the credit risk of Wells Fargo.

PRS-2

Step-Up Callable Notes

Notes due August 19, 2031

Terms of the Notes

Pricing Date:	August 14, 2014.*

Issue Date:	August 19, 2014.* (T+3)

Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.

Stated Maturity Date:

August 19, 2031.* The notes are subject to redemption by Wells Fargo prior to the stated maturity date as set forth below under “Optional Redemption.” The notes are not subject to repayment at the option of any holder of the notes prior to the stated maturity date except as set forth below under “Survivor’s Option” on page PRS-7.

Payment at Maturity:

Unless redeemed prior to stated maturity by Wells Fargo or repaid prior to stated maturity pursuant to the Survivor’s Option described herein, a holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.

Interest Payment Dates:

Each February 19, May 19, August 19, and November 19, commencing November 19, 2014 and at stated maturity or earlier redemption.* Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include November 18, 2014. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Rate:	The per annum interest rate that will apply during the interest periods are as follows:
	Commencing August 19, 2014 and ending August 18, 2019	3.25%
	Commencing August 19, 2019 and ending August 18, 2024	3.75%
	Commencing August 19, 2024 and ending August 18, 2029	4.50%
	Commencing August 19, 2029 and ending August 18, 2031	5.75%

Optional Redemption:

The notes are redeemable by Wells Fargo, in whole or in part, on any interest payment date occurring on or after August 19, 2019 at 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date. Wells Fargo will give notice to the holders of the notes at least 5 days and not more than 30 days prior to the date fixed for redemption in the manner described in the accompanying prospectus supplement under “Description of Notes—Redemption and Repayment of Notes.”

Survivor’s Option:

We have agreed to repay the notes, if requested by the authorized representative of the beneficial owner of such notes, following the death of the beneficial owner as described under “Survivor’s Option” below on page PRS-7

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.

*

To the extent that we make any change to the expected pricing date or expected issue date, the interest payment dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

PRS-3

Step-Up Callable Notes

Notes due August 19, 2031

Terms of the Notes (Continued)

Agent:

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $20.00 per note. Such securities dealers may include Wells Fargo Advisors, LLC, one of our affiliates.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to the discount or concession received in connection with the sale of the notes to you. We will indicate in the final pricing supplement whether any dealer participating in the distribution of the notes or any of its affiliates has conducted hedging activities for us in connection with the notes.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RUQ2

Material Tax Consequences:

A note will be treated for U.S. federal income tax purposes as a “fixed-rate debt instrument” that is issued without original issue discount (“OID”). Accordingly, you will generally be required to include interest on the notes in income at the time the interest is paid or accrued, depending on your method of accounting for tax purposes (regardless of whether we redeem the notes). Both U.S. and non-U.S. persons considering an investment in a note should read the discussion under “United States Federal Tax Considerations” below.

PRS-4

Step-Up Callable Notes

Notes due August 19, 2031

Risk Factors

Your investment in the notes will involve risks not associated with an investment in conventional debt securities. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will increase to preset rates at scheduled intervals during the term of the notes, the interest rate that will apply at any time on the notes may be more or less than prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Per Annum Interest Rate Applicable At A Particular Time Will Affect Our Decision To Redeem The Notes.

It is more likely that we will redeem the notes prior to the stated maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-redeemable note of comparable maturity. If we redeem the notes prior to the stated maturity date, you may not be able to invest in other notes that yield as much interest as the notes.

The Step-Up Feature Presents Different Investment Considerations Than Fixed Rate Notes.

The interest rate payable on the notes during their term will increase from the initial interest rate, subject to our right to redeem the notes. If we do not redeem the notes, the interest rate will step up as described herein. You should not expect to earn the higher stated interest rates which are applicable only after the first five years of the term of the notes because, unless general interest rates rise significantly, the notes are likely to be redeemed prior to the stated maturity date. When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to redemption or maturity as compared to other equivalent investment alternatives rather than the higher stated interest rates which are applicable only after the first five years of the term of the notes.

An Investment In The Notes May Be More Risky Than An Investment In Notes With A Shorter Term.

The notes have a term of seventeen years, subject to our right to redeem the notes starting on August 19, 2019. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise because the likelihood that we will redeem your notes will decrease and the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the interest rates provided by the notes and by the market and other conditions discussed in the next risk factor.

PRS-5

Step-Up Callable Notes

Notes due August 19, 2031

Risk Factors (Continued)

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	Interest Rates. The value of the notes may be affected by changes in the interest rates in the U.S. markets.

•

Our Creditworthiness. Actual or anticipated changes in our creditworthiness may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as whether we exercise our option to redeem the notes, an improvement in our creditworthiness will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

A Dealer Participating In The Offering Of The Notes, Or Its Affiliates May Realize Hedging Profits Projected By Its Proprietary Pricing Models In Addition To Any Selling Concession, Creating A Further Incentive For The Participating Dealer To Sell The Notes To You.

Unless otherwise specified above under “Terms of the Notes—Agent,” a dealer participating in the offering of the notes, which we refer to as a “participating dealer,” or any of its affiliates may conduct hedging activities for us in connection with the notes. Any participating dealer or affiliate of a participating dealer that conducts hedging activities for us in connection with the notes will expect to realize a projected profit from such hedging activities. If the section “Terms of the Notes—Agent” above specifies that participating dealers will receive a concession for the sale of the notes to you, this projected hedging profit will be in addition to the concession, creating a further incentive for the participating dealer to sell the notes to you.

PRS-6

Step-Up Callable Notes

Notes due August 19, 2031

Survivor’s Option

We have agreed to repay the notes, if requested by the authorized representative of the beneficial owner of such notes, following the death of the beneficial owner, so long as the notes were acquired by the beneficial owner at least six months prior to the request. We refer to this agreement as the “survivor’s option.”

Upon the valid exercise of the survivor’s option and the proper tender of the notes for repayment, we will repay the notes, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial interest in the notes, plus any accrued and unpaid interest to the date of repayment.

To be valid, the survivor’s option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the notes under the laws of the applicable jurisdiction (including, without limitation, the personal representative of or the executor of the estate of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner).

A beneficial owner of a note is a person who has the right, immediately prior to such person’s death, to receive the proceeds from the disposition of that note, as well as the right to receive the principal amount of the note plus any accrued and unpaid interest.

The death of a person holding a beneficial ownership interest in a note as a joint tenant or tenant by the entirety with another person, or as a tenant in common with the deceased holder’s spouse, will be deemed the death of a beneficial owner of that note, and the entire principal amount of the note held in this manner will be subject to repayment by us upon exercise of the survivor’s option. However, the death of a person holding a beneficial ownership interest in a note as tenant in common with a person other than such deceased holder’s spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the note, and only the deceased beneficial owner’s percentage interest in the principal amount of the note will be subject to repayment.

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interests in a note will be deemed the death of the beneficial owner of that note for purposes of the survivor’s option, regardless of whether that beneficial owner was the registered holder of the note, if the beneficial ownership interest can be established to the satisfaction of Wells Fargo Bank, N.A., as our paying agent (the “paying agent”). A beneficial ownership interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property, or other joint ownership arrangements between a husband and wife. In addition, the beneficial ownership interest in a note will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interest in that note during his or her lifetime. In the case of a joint trust, the joint tenant rules above will apply to the respective beneficial ownership interests.

We have the discretionary right to limit the aggregate principal amount of the notes as to which exercises of the survivor’s option will be accepted by us in any calendar year to an amount equal to the greater of $2,500,000 or 2.5% of the principal amount of the notes outstanding as of the end of the most recent calendar year. We also have the discretionary right to limit the aggregate principal amount of notes as to which exercises of the survivor’s option will be accepted by us from the authorized representative for any individual deceased beneficial owner of notes in any calendar year to $300,000. In addition, we will not permit the exercise of the survivor’s option for a note with a principal amount of less than $1,000, and we will not permit the exercise of the survivor’s option if such exercise will result in a note with a principal amount of less than $1,000 outstanding.

An otherwise valid election to exercise the survivor’s option may not be withdrawn. An election to exercise the survivor’s option will be accepted in the order that it was received by the paying agent, except for any note the acceptance of which would contravene the limitations described above. Notes accepted for repayment through the exercise of the survivor’s option normally will be repaid on the first interest payment date that occurs 10 or more calendar days after the date of the acceptance. For example, if the acceptance date of a note tendered pursuant to a valid exercise of the survivor’s option is August 16, 2015, we would normally repay or repurchase that note on the interest payment date occurring on November 19, 2015, because the August 19, 2015 interest payment date would occur less than 10 days from the date of acceptance. Each tendered note that is not accepted in a calendar year due to the application of the limitation described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such notes were originally tendered. If a note tendered through a valid exercise of the survivor’s option is not accepted, the paying agent will deliver a notice by first-class mail to the registered holder, at that holder’s last known address as indicated in the note register, that states the reason that note has not been accepted for repayment.

PRS-7

Step-Up Callable Notes

Notes due August 19, 2031

Survivor’s Option (Continued)

Since the notes will be represented by a global security, DTC, as depository, or its nominee will be treated as the holder of the notes and will be the only entity that can exercise the survivor’s option for such notes. To obtain repayment of a note pursuant to exercise of the survivor’s option, the deceased beneficial owner’s authorized representative must provide the following items to the broker or other entity through which the beneficial interest in the note is held by the deceased beneficial owner:

•	appropriate evidence satisfactory to the paying agent that:

(a) the deceased was the beneficial owner of the note at the time of death and his or her interest in the note was acquired by the deceased beneficial owner at least six months prior to the request for repayment,

(b) the death of the beneficial owner has occurred and the date of death, and

(c) the representative has authority to act on behalf of the deceased beneficial owner;

•

if the beneficial interest in the note is held by a nominee or trustee of, or custodian for, or other person in a similar capacity to, the deceased beneficial owner, a certificate satisfactory to the paying agent from the nominee, trustee, custodian or similar person attesting to the deceased’s beneficial ownership of that note;

•

a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

•	if applicable, a properly executed assignment or endorsement;

•

tax waivers and any other instruments or documents that the paying agent reasonably requires in order to establish the validity of the beneficial ownership of the note and the claimant’s entitlement to payment; and

•

any additional information the paying agent requires to evidence satisfaction of any conditions to the exercise of the survivor’s option or to document beneficial ownership or authority to make the election and to cause the repayment of the note.

In turn, the broker or other entity will deliver each of these items to the paying agent and will certify to the paying agent that the broker or other entity represents the deceased beneficial owner.

We retain the right to limit the aggregate principal amount of notes as to which exercises of the survivor’s option will be accepted by us from the authorized representative for any individual deceased beneficial owner of notes in any calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the survivor’s option will be determined by the paying agent, in its sole discretion, which determination will be final and binding on all parties.

The broker or other entity will be responsible for disbursing payments received from the paying agent to the authorized representative. See the section entitled “Description of Notes—Book-Entry, Delivery and Form” in the prospectus supplement.

Forms for the exercise of the survivor’s option may be obtained from Wells Fargo Bank, N.A., Corporate Trust Operations, 608 2nd Avenue South, Minneapolis, MN 55479, Attn: Reorg, 1-612-316-2449.

PRS-8

Step-Up Callable Notes

Notes due August 19, 2031

United States Federal Tax Considerations

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public, and hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are a holder subject to special rules, such as:

—	a financial institution;

—	a “regulated investment company”;

—	a “real estate investment trust”;

—	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

—	a dealer or trader in securities subject to a mark-to-market method of tax accounting with respect to the notes;

—	a person holding a note as part of a “straddle” or conversion transaction or who has entered into a “constructive sale” with respect to a note;

—	a person subject to the alternative minimum tax;

—	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar; or

—	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to your particular U.S. federal tax consequences of holding and disposing of the notes.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein. Any consequences resulting from the Medicare tax on investment income are not discussed. You should consult your tax adviser with regard to the application of the U.S. federal income and estate tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

In the opinion of our counsel, Davis Polk & Wardwell LLP, a note will be treated as a “fixed-rate debt instrument” that is issued without OID for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. holder. As used herein, the term “U.S. holder” means, for U.S. federal income tax purposes, a beneficial owner of a note that is:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. holder” also includes certain former citizens and residents of the United States.

PRS-9

Step-Up Callable Notes

Notes due August 19, 2031

United States Federal Tax Considerations (Continued)

Interest on a Note. Stated interest on a note will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes.

Under applicable Treasury regulations, we will generally be presumed to exercise our option to redeem a note if the exercise of the option would lower the yield on a note. The yield on a note would be lowered if we redeemed a note before the initial increase in the interest rate, and therefore the notes will not be treated as issued with OID. If, contrary to the presumption in the applicable Treasury regulations, we do not redeem a note before the initial increase in the interest rate, solely for purposes of calculating OID, a note will be treated as if it were redeemed and a new note were issued on the presumed exercise date for the note’s principal amount. The same analysis will apply to the subsequent increases in the interest rate, which means the note that is deemed reissued will be treated as redeemed prior to any subsequent increase in the interest rate, and therefore as issued without OID.

Sale, Exchange or Retirement of a Note. You will recognize capital gain or loss on the sale, exchange or retirement of a note equal to the difference between the amount received (other than amounts received in respect of accrued interest, which will be treated as described under “—Interest on a Note”) and your adjusted tax basis in the note. Your gain or loss generally will be long-term capital gain or loss if at the time of the sale, exchange or retirement you held the note for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. holders are generally subject to taxation at reduced rates. Any capital loss you recognize may be subject to limitations.

Your adjusted tax basis in a note generally will be equal to your original purchase price for the note.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to you on a note, unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against your U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service (the “IRS”). In addition, information returns will be filed with the IRS in connection with payments on a note and the proceeds from a sale, exchange or other disposition of a note, unless you provide proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a non-U.S. holder. As used herein, the term “non-U.S. holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

—	an individual who is classified as a nonresident alien;

—	a foreign corporation; or

—	a foreign estate or trust.

The term “non-U.S. holder” does not include any of the following holders:

—	a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition;

—	certain former citizens or residents of the United States; or

—	a holder for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes.

PRS-10

Step-Up Callable Notes

Notes due August 19, 2031

United States Federal Tax Considerations (Continued)

Subject to the discussions below concerning backup withholding and FATCA, you will not be subject to U.S. federal income or withholding tax in respect of a note, provided that:

—	you do not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

—	you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

—	you are not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

—	the certification requirement described below has been fulfilled with respect to the beneficial owner.

The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note (or a financial institution holding a note on behalf of the beneficial owner) furnishes to the applicable withholding agent an IRS Form W-8BEN or Form W-8BEN-E, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS with respect to amounts treated as interest and may be filed with the IRS in connection with the payment of proceeds from a sale, exchange or other disposition of a note. You may be subject to backup withholding in respect of amounts paid to you, unless you comply with certification procedures to establish that you are not a U.S. person for U.S. federal income tax purposes or otherwise establish an exemption. Compliance with the certification procedures described above will satisfy the certification requirements necessary to avoid backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should consider the U.S. federal estate tax implications of an investment in a note. Absent an applicable treaty benefit, a note will be treated as U.S.-situs property subject to U.S. federal estate tax if payments on the note received by the decedent at the time of death would have been subject to U.S. federal withholding tax (even if the certification requirement described above were satisfied and not taking into account an elimination of such U.S. federal withholding tax due to the application of an income tax treaty). You should consult your tax adviser regarding the U.S. federal estate tax consequences of an investment in a note in your particular situation and the availability of benefits provided by an applicable estate tax treaty, if any.

FATCA Legislation

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. Withholding under these rules (if applicable) applies to payments of interest on the notes and, after December 31, 2016, to payments of gross proceeds of the sale, exchange or retirement of the notes. If withholding applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld. If you are a non-U.S. holder, or a U.S. holder holding note through a foreign intermediary, you should consult your tax adviser regarding the potential application of FATCA to the notes.

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